FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from November 7, 2006 to November 16, 2006

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor
Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary

Date: November 16, 2006

The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Press Release dated November 10, 2006
EXHIBIT B:	Press Release dated November 13, 2006
EXHIBIT C:	Notice of Mailing of Third Quarter Report ended September 30, 2006 dated November 14, 2006
EXHIBIT D:	Interim Financial Statements – Period Ended September 30, 2006
EXHIBIT E:	Interim Management's Discussion and Analysis – Period Ended September 30, 2006
EXHIBIT F:	Interim Report to Shareholders – Period Ended September 30, 2006
EXHIBIT G:	CEO Certification of Interim Filings dated November 14, 2006
EXHIBIT H:	CFO Certification of Interim Filings dated November 14, 2006